

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 24, 2009

Anastasios Kyriakides
Chief Executive Officer
Net Talk.com, Inc.
1100 NW 163 Drive
Miami, FL 33169

> **Re: Net Talk.com**
> **Amendment No. 1 to Form S-1**
> **Filed April 16, 2009**
> **File No. 333-157187**

Dear Mr. Kyriakides:

We have reviewed your filing and your response letter filed on April 16, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 1 to Form S-1.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter issued on March 9, 2009, as well as your reduction in the number of shares registered for resale by selling shareholders. However, you are not permitted to register the issuance of shares underlying the warrants because the warrants were originally issued in a private transaction. The issuance of the shares upon the exercise of all privately-placed warrants must be completed privately. You are only permitted to register the

resale of the shares underlying all the warrants. However based upon the factors previously discussed in our March 9, 2009 comment letter, you may only register the resale of all 9,099,712 shares as an indirect primary offering. Please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

Prospectus Summary, page 1

2. We note your response to our prior comment five; however, we are unable to locate the added disclosure. Please tell us where you have included disclosure regarding the percentage of your outstanding shares being registered by this registration statement.

Risk Factors, page 4

We currently have Series A Common Stock Purchase Warrants Outstanding…, page 4

3. We note your responses to our prior comment nine and comment 41. On pages four and 28 you state that if the holders of your warrants do not exercise such warrants, you will not receive any "additional" proceeds. Please revise this disclosure to state, if true, that if the warrants are not exercised you will not receive "any" proceeds.

Government Regulation, page 23

4. We note your response to prior comment 31. Please also disclose the current status of your pending applications. See Item 101(h)(4)(viii) of Regulation S-K.

Liquidity and Capital Resources, page 27

5. We note your response to our prior comment 39 and your revised disclosure on page 27. We further note your disclosure that you currently spend $150,000 per month in operating expenses and $260,000 per month in product development and deployment expenses. Considering these expenses, please explain the basis of management's belief that you will only need to obtain $760,000 to continue your minimal operations for the next 12 months. Please also indicate whether this conclusion is contingent upon your ability to earn revenue from the TK 6000 by the fourth fiscal quarter of 2009.

Borrowing Arrangements, page 28

6. We note your response to our prior comment 42. Please revise your disclosure to indicate the maximum number of shares the debentures may be convertible into.

Interlink Global Corporation

Financial Statements, page F-58

7. We are still considering your response to prior comment 47 and may have additional comments.

Exhibits

8. We note that the legal opinion filed as Exhibit 5.1 does not include an opinion that the shares are duly authorized. Please provide an opinion that the shares of common stock being registered are duly authorized.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments**.** You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3815 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

Cc: Joseph A. Probasco (via facsimile)